

FOSCHINI LIMITED

UNAUDITED INTERIM PROFIT ANNOUNCEMENT

for the half-year ended
30 September 2008

salient features

- Retail turnover up 2,9% to R3,8 billion
- Diluted headline earnings per share down 1,3% to 227,7 cents
- Interim dividend maintained at 118,0 cents per share
- Sustained strong balance sheet

www.foschinigroup.com

UNAUDITED INTERIM PROFIT ANNOUNCEMENT

for the half-year ended 30 September 2008

consolidated income statement

	26 weeks ended 30.09.2008 Unaudited Rm	26 weeks ended 30.09.2007 Unaudited Rm	% change	52 weeks ended 31.03.2008 Audited Rm
Revenue (note 4)	**4 663,0**	4 416,5		9 253,6
Retail turnover	**3 773,3**	3 666,3	2,9	7 668,7
Cost of turnover	**(2 213,8)**	(2 153,5)		(4 479,2)
Gross profit	**1 559,5**	1 512,8		3 189,5
Interest received (note 5)	**602,6**	512,6		1 056,4
Dividends received	**3,9**	8,2		17,2
Net trading expenses (note 6)	**(1 329,5)**	(1 170,3)		(2 357,6)
Operating profit before finance charges	**836,5**	863,3	(3,1)	1 905,5
Interest paid	**(109,2)**	(58,4)		(120,1)
Income from associate	**0,2**	–		0,9
Profit before tax	**727,5**	804,9	(9,6)	1 786,3
Income tax expense	**(232,3)**	(261,8)		(580,2)
Profit for the period	**495,2**	543,1		1 206,1
Attributable to:				
Equity holders of Foschini Limited	**469,5**	493,2	(4,8)	1 128,4
Minority interest	**25,7**	49,9		77,7
Profit for the period	**495,2**	543,1		1 206,1
Earnings per ordinary share (cents)				
Basic	**229,5**	236,0	(2,7)	547,0
Headline	**229,5**	236,0	(2,7)	547,0
Diluted (basic)	**227,7**	230,7	(1,3)	538,0
Diluted (headline)	**227,7**	230,7	(1,3)	538,0
Dividend per ordinary share (cents)				
Interim	**118,0**	118,0		118,0
Final	**–**	–		170,0
Total	**118,0**	118,0		288,0
Dividend cover	**1,9**	2,0		1,9



consolidated balance sheet

	Sept 2008 Unaudited Rm	Sept 2007 Unaudited Rm	Mar 2008 Audited Rm
ASSETS			
Non-current assets			
Property, plant and equipment	**912,4**	829,3	847,4
Goodwill and intangible assets	**37,9**	32,6	30,8
Preference share investment	**200,0**	200,0	200,0
Investment in associates	**4,4**	–	5,0
Staff housing loans	**1,2**	1,5	1,3
Private label card receivables	**392,7**	178,4	253,0
Loan receivables	**673,3**	651,7	567,3
Participation in export partnerships	**89,8**	101,8	92,5
Deferred taxation asset	**174,5**	179,7	174,5
	2 486,2	2 175,0	2 171,8
Current assets			
Inventory (note 7)	**1 282,8**	1 338,3	1 290,0
Trade receivables – retail	**2 467,5**	2 243,0	2 414,9
Private label card receivables	**966,3**	773,0	815,3
Other receivables and prepayments	**176,7**	84,7	162,1
Loan receivables	**164,6**	147,8	148,9
Participation in export partnerships	**7,1**	6,1	8,0
Cash and cash equivalents	**68,7**	72,1	63,4
	5 133,7	4 665,0	4 902,6
Total assets	**7 619,9**	6 840,0	7 074,4
EQUITY AND LIABILITIES			
Equity attributable to equity holders of Foschini Limited	**3 982,0**	3 381,9	3 845,2
Minority interest	**316,6**	265,8	290,9
Total equity	**4 298,6**	3 647,7	4 136,1
Non-current liabilities			
Interest-bearing debt	**1 948,8**	1 675,7	561,3
Operating lease liability	**128,7**	133,2	128,7
Deferred taxation liability	**156,5**	146,8	156,5
Post-retirement defined benefit plan	**84,1**	84,1	84,1
	2 318,1	2 039,8	930,6
Current liabilities			
Interest-bearing debt	**65,3**	9,7	1 201,0
Trade and other payables	**894,0**	1 122,2	741,8
Taxation payable	**43,9**	20,6	64,9
	1 003,2	1 152,5	2 007,7
Total liabilities	**3 321,3**	3 192,3	2 938,3
Total equity and liabilities	**7 619,9**	6 840,0	7 074,4

consolidated cash flow statement

	Sept 2008 Unaudited Rm	Sept 2007 Unaudited Rm	Mar 2008 Audited Rm
Cash flows from operating activities			
Operating profit before working capital changes (note 8)	**353,2**	468,1	1 074,2
Decrease (increase) in working capital	**94,8**	(3,1)	(568,3)
Cash generated by operations	**448,0**	465,0	505,9
Increase in private label card receivables	**(123,4)**	(124,7)	(241,6)
(Increase) decrease in loan receivables	**(121,7)**	67,0	150,3
Interest received	**602,6**	512,6	1 056,4
Interest paid	**(109,2)**	(58,4)	(120,1)
Taxation paid	**(253,3)**	(475,9)	(735,1)
Dividends received	**3,9**	8,2	17,2
Dividends paid	**(347,8)**	(437,0)	(677,4)
Net cash inflows (outflows) from operating activities	**99,1**	(43,2)	(44,4)
Cash flows from investing activities			
Purchase of property, plant and equipment	**(177,9)**	(146,4)	(274,4)
Proceeds from sale of property, plant and equipment	**2,4**	2,7	6,4
Acquisition of client list	**(0,2)**	(2,8)	(1,8)
Investment in associate	**–**	–	(6,1)
Dividend from associate	**0,8**	–	–
Acquisition of Massdiscounters' receivables book	**(175,0)**	–	–
Decrease in participation in export partnerships	**3,6**	3,2	10,6
Decrease in staff housing loans	**0,1**	1,4	1,6
Proceeds on dilution of interest in subsidiary	**–**	211,5	211,5
Net cash (outflows) inflows from investing activities	**(346,2)**	69,6	(52,2)
Cash flows from financing activities			
Shares purchased by share trust and subsidiary	**–**	(760,4)	(760,4)
Proceeds on delivery of shares by share trust	**0,6**	72,1	109,5
Increase in interest-bearing debt	**251,8**	664,9	741,8
Net cash inflows (outflows) from financing activities	**252,4**	(23,4)	90,9
Net increase (decrease) in cash and cash equivalents during the period	**5,3**	3,0	(5,7)
Cash and cash equivalents at the beginning of the period	**63,4**	69,1	69,1
Cash and cash equivalents at the end of the period	**68,7**	72,1	63,4



consolidated statement of changes in equity

	Equity holders of Foschini Limited Rm	Minority interest Rm	Total equity Rm
Equity at 31 March 2007	3 823,6	181,3	4 004,9
Profit for the half-year	493,2	49,9	543,1
Change in degree of control	–	119,4	119,4
Profit on dilution of interest in subsidiary	92,1	–	92,1
Share-based payments reserve movements	15,8	–	15,8
Dividends paid	(352,2)	(84,8)	(437,0)
Proceeds on delivery of shares by share trust	72,1	–	72,1
Shares purchased by share trust and subsidiary	(760,4)	–	(760,4)
Effective portion of changes in fair value of cash flow hedges	(2,3)	–	(2,3)
Equity at 30 September 2007	3 381,9	265,8	3 647,7
Profit for the half-year	635,2	27,8	663,0
Investment in associate	–	(2,7)	(2,7)
Share-based payments reserve movements	14,9	–	14,9
Insurance cell reserves movements	1,5	–	1,5
Dividends paid	(240,4)	–	(240,4)
Proceeds on delivery of shares by share trust	37,4	–	37,4
Effective portion of changes in fair value of cash flow hedges	14,7	–	14,7
Equity at 31 March 2008	3 845,2	290,9	4 136,1
Profit for the half-year	469,5	25,7	495,2
Share-based payments reserve movements	11,9	–	11,9
Insurance cell reserves movements	0,5	–	0,5
Dividends paid	(347,8)	–	(347,8)
Proceeds on delivery of shares by share trust	0,6	–	0,6
Effective portion of changes in fair value of cash flow hedges	2,1	–	2,1
Equity at 30 September 2008	3 982,0	316,6	4 298,6

supplementary information

	Sept 2008 Unaudited	Sept 2007 Unaudited	Mar 2008 Audited
Net ordinary shares in issue (millions)	**204,6**	203,1	204,6
Weighted average ordinary shares in issue (millions)	**204,6**	209,0	206,3
Tangible net asset value per ordinary share (cents)	**1 927,7**	1 649,1	1 862,7

group segmental analysis

	RCS Group		
	26 weeks ended 30.09.2008 Unaudited Rm	26 weeks ended 30.09.2007 Unaudited Rm	52 weeks ended 31.03.2008 Audited Rm
REVENUE*			
External	**476,5**	437,5	874,2
Inter-segment	**–**	–	–
Total revenue	**476,5**	437,5	874,2
SEGMENT RESULT			
Operating profit before finance charges	**183,8**	226,4	386,7
External interest	**(38,9)**	(23,4)	(51,8)
Inter-segment interest	**(47,5)**	(30,7)	(65,3)
Interest paid	**(86,4)**	(54,1)	(117,1)
Profit before tax and income from associate	**97,4**	172,3	269,6
* includes retail turnover, interest received and other income			
SEGMENT ASSETS			
Non-current assets	**1 159,3**	866,1	871,0
Current assets	**1 151,6**	936,4	1 004,6
Inter-segment assets (liabilities)	**12,9**	14,0	12,9
Total assets	**2 323,8**	1 816,5	1 888,5
SEGMENT LIABILITIES			
Non-current liabilities	**654,7**	486,9	495,7
Current liabilities	**113,4**	107,1	120,9
Inter-segment liabilities (assets)	**839,4**	673,7	665,9
Total liabilities	**1 607,5**	1 267,7	1 282,5
SEGMENT INFORMATION			
Capital expenditure	**7,8**	3,2	27,1
Depreciation and amortisation	**6,6**	5,8	13,1

All retail divisions within the group operate in an established retail market and are therefore considered to be subject to similar risks and rewards.



	Retail			**Consolidated**	
26 weeks ended 30.09.2008 Unaudited Rm	26 weeks ended 30.09.2007 Unaudited Rm	52 weeks ended 31.03.2008 Audited Rm	**26 weeks ended 30.09.2008 Unaudited Rm**	26 weeks ended 30.09.2007 Unaudited Rm	52 weeks ended 31.03.2008 Audited Rm
4 186,5	3 979,0	8 379,4	**4 663,0**	4 416,5	9 253,6
–	–	–	**–**	–	–
4 186,5	3 979,0	8 379,4	**4 663,0**	4 416,5	9 253,6
652,7	636,9	1 518,8	**836,5**	863,3	1 905,5
(70,3)	(35,0)	(68,3)	**(109,2)**	(58,4)	(120,1)
47,5	30,7	65,3	**–**	–	–
(22,8)	(4,3)	(3,0)	**(109,2)**	(58,4)	(120,1)
629,9	632,6	1 515,8	**727,3**	804,9	1 785,4
1 152,4	1 129,2	1 126,3	**2 311,7**	1 995,3	1 997,3
3 982,1	3 728,6	3 898,0	**5 133,7**	4 665,0	4 902,6
(12,9)	(14,0)	(12,9)	**–**	–	–
5 121,6	4 843,8	5 011,4	**7 445,4**	6 660,3	6 899,9
1 506,9	1 406,1	278,4	**2 161,6**	1 893,0	774,1
845,9	1 024,8	1 821,9	**959,3**	1 131,9	1 942,8
(839,4)	(673,7)	(665,9)	**–**	–	–
1 513,4	1 757,2	1 434,4	**3 120,9**	3 024,9	2 716,9
170,1	143,2	247,3	**177,9**	146,4	274,4
104,1	92,2	191,6	**110,7**	98,0	204,7

notes

1. The unaudited results for the half-year ended 30 September 2008 have been prepared in accordance with IAS 34 Interim Financial Reporting, using the group's accounting policies, that are in line with International Financial Reporting Standards (IFRS) and have been consistently applied to prior periods.
2. These financial statements incorporate the financial statements of the company, all its subsidiaries and all entities over which it has operational and financial control.
3. Included in share capital are 24,0 (2007: 24,0) million shares which are owned by a subsidiary of the company, and 11,9 (2007: 13,4) million shares which are owned by the share incentive trust. These have been eliminated on consolidation.

		Sept 2008 Unaudited Rm	Sept 2007 Unaudited Rm	Mar 2008 Audited Rm
4.	**Revenue**			
	Retail turnover	**3 773,3**	3 666,3	7 668,7
	Interest received (refer note 5)	**602,6**	512,6	1 056,4
	Dividends received – retail	**3,9**	8,2	17,2
	Merchant's commission – RCS Group	**19,6**	19,2	39,7
	Club income – retail	**88,2**	84,7	175,6
	Club income – RCS Group	**2,9**	2,7	5,5
	Customer charges income – retail	**8,9**	8,5	16,5
	Customer charges income – RCS Group	**63,4**	44,8	99,1
	Insurance income – retail	**46,1**	18,8	80,0
	Insurance income – RCS Group	**37,7**	36,8	66,0
	Cellular income – one2one airtime product	**12,2**	10,4	22,6
	Sundry income – retail	**4,2**	3,5	6,3
		4 663,0	4 416,5	9 253,6
5.	**Interest received**			
	Trade receivables – retail	**245,0**	176,7	385,5
	Loan receivables	**141,4**	167,7	314,7
	Private label card receivables	**210,1**	165,7	347,9
	Sundry – RCS Group	**1,4**	0,6	1,1
	Sundry – retail	**4,7**	1,9	7,2
		602,6	512,6	1 056,4



		Sept 2008 Unaudited Rm	Sept 2007 Unaudited Rm	Mar 2008 Audited Rm
6.	**Net trading expenses**			
	Depreciation and amortisation	**(110,7)**	(98,0)	(204,7)
	Employee costs: normal	**(546,3)**	(500,7)	(1 053,9)
	Employee costs: bonuses and restraint payments	**(0,7)**	(32,9)	(35,4)
	Employee costs: share-based payments	**(11,9)**	(15,8)	(30,7)
	Store occupancy costs: normal	**(314,3)**	(270,6)	(575,8)
	Store occupancy costs: operating lease liability adjustment	**–**	(12,1)	(7,7)
	Net bad debt and provision movement – retail	**(113,8)**	(101,3)	(217,2)
	Net bad debt and provision movement – RCS Group	**(158,2)**	(89,7)	(253,7)
	Other operating costs	**(356,8)**	(278,6)	(489,8)
	Other revenue	**283,2**	229,4	511,3
		(1 329,5)	(1 170,3)	(2 357,6)
7.	**Inventory**			
	Merchandise	**1 204,5**	1 271,6	1 227,5
	Raw materials	**47,3**	45,6	32,8
	Goods in transit	**6,5**	1,2	10,0
	Shopfitting stock	**21,8**	16,7	15,1
	Consumables	**2,7**	3,2	4,6
		1 282,8	1 338,3	1 290,0
8.	**Operating profit before working capital changes**			
	Operating profit before finance charges	**836,5**	863,3	1 905,5
	Interest received	**(602,6)**	(512,6)	(1 056,4)
	Dividends received	**(3,9)**	(8,2)	(17,2)
	Non-cash items	**123,2**	125,6	242,3
	Operating profit before working capital changes	**353,2**	468,1	1 074,2

COMMENTARY

group overview

In our latest annual report we indicated that this year would undoubtedly be a tough year as consumers have to contend with high interest rates, high inflation and high levels of consumer debt.

Trading conditions in the first half of this year have been difficult. Retail turnover increased by 2,9% to R3,8 billion. Gross margins for the period were the same as the previous year. Diluted headline earnings per share reduced by 1,3% to 227,7 cents per share whilst headline earnings per share reduced by 2,7% to 229,5 cents per share.

The group's operating margin for the period reduced to 22,2% from 23,5%.

The interim dividend has been maintained at 118,0 cents per share.

trading divisions

Trading conditions for the period have remained challenging and costs have been curtailed to levels appropriate to the expected turnover levels. Whilst total turnover growth was 2,9%, the Foschini division had negative growth of 4,2% whilst the remainder of the group grew by 8%. Product inflation averaged approximately 6% for the period.

Retail turnover and growths in the various trading divisions were as follows:

	Number of stores	Retail turnover Rm	% change
@home	66	219,5	6,1
Exact!	187	352,4	4,8
Foschini	414	1 467,3	(4,2)
Markham	211	635,2	12,6
Jewellery division	342	509,8	3,9
Sports division	234	589,1	9,8
Total	1 454	3 773,3	2,9

Total same store turnover reduced by 2,5%. Cash sales as a percentage of total sales increased to 36,8% from 35%.

Our **@home division** continues to expand and increased its store base by five stores to 66 during the period, growing its turnover by 6,1% to R219,5 million. Same store growth in this competitive sector was -4,9%.

Exact! grew its store base by five stores during the period to 187 stores, growing its turnover by 4,8% to R352,4 million. Same store growth was 2,0%.

The **Foschini division** increased its store base by 14 stores to 414 stores during the period with turnover of R1 467,3 million. Same store turnover reduced by 8,8%.

The new management in our Foschini division is now fully entrenched in the business, and whilst it takes time to turn a business of this size, we expect the fortunes of this business to improve in the next year.

The **Markham division** continues to trade well in the current climate with turnover growth of 12,6% and same store growth of 6,1%. This division is now bearing the fruit of the repositioning exercise towards a younger and more fashionable customer which was undertaken in the past few years. This division increased its store base by 10 stores to 211 stores.

The **jewellery division** comprising American Swiss Jewellers, Sterns and Matrix continues to perform better than expected in the current climate with turnover growth of 3,9% and a reduction in same store turnover of 1,7%. This division increased its store base by 16 stores to 342 stores.

The **sports division**, trading as Totalsports, Sportscene and DueSouth traded satisfactorily with turnover growth of 9,8% and same store growth of 3,2%. Ongoing focus remains on leveraging World Cup 2010 where we are the partner of choice for some of the major brands. This division increased its store base by 15 stores to 234 stores.

FG Financial Services – our retail debtors' book, which amounts to R2,5 billion, increased by 10,0%. Because of our conservative approach to new account openings prior to the NCA, the performance of our debtors' book continues to be satisfactory with net bad debt as a percentage of debtors' book increasing marginally to 8,5% from 8,3%. We have made a start, with positive results, in offering new customers a 12-month account as an alternative to the current 6-month option.



rcs group

RCS Group provides a range of broader financial services to both customers of the group, as well as to customers of retailers outside the group. This group consists of two separate business units namely transactional finance and fixed term finance. At present the transactional finance business comprises the RCS general-purpose card and other private label card programmes. The fixed term finance business comprises RCS Personal loans and RCS Home Loans. This division experienced a challenging six months with net bad debt costs and provisions increasing significantly in line with current market trends. The quality of new business written has improved with positive results becoming evident in the division's debtors' roll-rates and vintage graphs.

This division has huge growth potential for the future, and in order to lessen its dependency on its shareholders for funding, this division is in the process of arranging long-term funding from the debt-capital markets.

Our group's shareholding in this division is 55% with the balance being held by The Standard Bank of South Africa Limited.

prospects

Retail turnover for the first four weeks of the second half has improved with turnover growth of 12%. Costs remain tightly controlled. We expect that the retail environment will continue to be difficult for the remainder of the year as consumers have to contend with high interest rates and high inflation. The second half of the year is heavily dependent on Christmas trading which this year, given global economic and financial conditions, is more difficult to predict.

preference dividend announcement

Dividend No. 144 of 3,25% (6,5 cents per share) in respect of the six months ending 31 March 2009 has been declared, payable on Monday, 30 March 2009 to holders of 6,5% preference shares recorded in the books of the company at the close of business on Friday, 27 March 2009.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Friday, 20 March 2009. Foschini Limited preference shares will commence trading "ex" the dividend from the commencement of business on Monday, 23 March 2009 and the record date, as indicated, will be Friday, 27 March 2009.

Preference shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Monday, 23 March 2009 to Friday, 27 March 2009, both dates inclusive.

interim ordinary dividend announcement

The directors have declared an interim ordinary dividend of 118,0 cents per ordinary share payable on Monday, 5 January 2009 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 2 January 2009.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Tuesday, 23 December 2008. Foschini Limited ordinary shares will commence trading "ex" the dividend from the commencement of business on Wednesday, 24 December 2008 and the record date, as indicated, will be Friday, 2 January 2009.

Ordinary shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Wednesday, 24 December 2008 to Friday, 2 January 2009, both dates inclusive.

Certificated ordinary shareholders are reminded that all entitlements to dividends with a value less than R5,00 per certificated shareholder will be aggregated and the proceeds donated to a registered charity of the directors' choice, in terms of the articles of association of the company.

Signed on behalf of the Board.

E Osrin
Chairman

A D Murray
CEO

Cape Town
30 October 2008

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FOSCHINI

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RCS

Executive directors: A D Murray, R Stein

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Non-executive directors: E Osrin (Chairman), D M Nurek (Deputy Chairman), Prof F Abrahams, S E Abrahams, W V Cuba, M Lewis, D M Polak

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Company Secretary: D Sheard

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Registered office: Stanley Lewis Centre, 340 Voortrekker Road, Parow East 7500

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Registration number: 1937/009504/06
Share codes: FOS – FOSP
ISIN: ZAE000031019 – ZAE000031027

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Transfer secretaries: Computershare Investor Services (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg 2001

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Sponsor: UBS South Africa (Proprietary) Limited